Exhibit (b)(2)

GE Antares Capital 500 West Monroe Street Chicago, IL 60661

CONFIDENTIAL

June 30, 2013

KSTW Holdings, Inc.

KSTW Acquisition, Inc.

c/o Kohlberg Management VII, L.P.

Kohlberg & Company

111 Radio Circle

Mount Kisco, NY 10549

Attention: Christopher W. Anderson

Project Symphony

$75,000,000 Senior Secured Revolving Credit Facilities

Commitment Letter

Ladies and Gentlemen:

General Electric Capital Corporation (“GE Capital” or the “Agent”), is pleased to commit to provide (directly and/or through one or more of its direct or indirect subsidiaries) a $75,000,000 senior secured asset based revolving credit facility to assist in the acquisition (the “Acquisition”) of the company you have identified to us as “Symphony” (collectively with its subsidiaries, the “Company”) by KSTW Acquisition, Inc., a company (the “Borrower”) newly formed by Kohlberg Management VII, L.P. and its affiliates (collectively, the “Sponsor”) and owned by a newly created parent company (“Holdings” together with the Borrower, “you”),1 and to consummate the other transactions described on Exhibit A hereto and in the Summary of Terms and Conditions of even date hereof attached as Exhibit B (the “Term Sheet”); The Term Sheet, together with this letter, hereinafter is referred to collectively as the “Commitment Letter.”

1.	Titles and Roles

Subject to the terms and conditions contained in this Commitment Letter, Agent shall act as the administrative agent with respect to the Revolving Credit Facilities and the Lead Arranger (as defined below) shall act as the sole lead arranger and sole bookrunner with respect to the Revolving Credit Facilities. The undersigned agrees that, without the prior written consent of Agent which consent may not be unreasonably withheld (i) no additional agents, co-agents, co-arrangers or co-bookrunners shall be appointed, or other titles conferred to any person or entity,

[1]	Description to be confirmed following receipt of Purchase Agreement.

in respect of the Revolving Credit Facilities, and (ii) no other lender under the Revolving Credit Facilities shall receive any compensation of any kind for its participation in the Revolving Credit Facilities.

2.	Information

You hereby represent, warrant and covenant that (with respect to Information relating to the Company, to your knowledge) (a) all written information, other than information of a general economic nature and the Projections (the “Information”) that has been or will be made available by or on behalf of you, the Company or any of your respective representatives or affiliates (which, for purposes of this letter, includes Sponsor) to the Agent, any lender, any prospective lender or any of their respective affiliates in connection with the transactions contemplated hereby, when taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the financial projections and other forward-looking information (the “Projections”) that have been or will be made available to the Agent, any lender, any prospective lender or any of their respective affiliates by or on behalf of you, the Company or any of your respective representatives or affiliates in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being recognized by the Agent that such Projections are not to be viewed as facts, that such Projections are subject to uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that such projections will be realized and that actual results during the period or periods covered by any such Projections may differ from the projected results and that such differences may be material). You agree that if, at any time prior to the date of the satisfaction or waiver of the conditions set forth in the Term Sheet and the initial funding of the Revolving Credit Facilities (the “Closing Date”) and completion of the syndication process, any of the representations in the preceding sentence would be incorrect if the Information or Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information and the Projections so that (with respect to Information and Projections relating to the Company, to your knowledge) such representations are correct under those circumstances. You understand that in arranging and syndicating the Revolving Credit Facilities, the Agent may use and rely on the Information and Projections without independent verification thereof.

3.	Fees

As consideration for the commitments and agreements of the Agent hereunder, you agree to cause to be paid the fees described in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”) on the terms and subject to the conditions set forth therein. Once paid, such fees shall not be refundable under any circumstances, except as otherwise contemplated by the Fee Letter or agreed in writing by the parties hereto.

4.	Conditions

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Term Sheet or any other letter agreement or other undertaking concerning the financing of the transactions

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contemplated hereby to the contrary, (a) the only representations relating to the Company and its business the accuracy of which shall be a condition to availability of the Revolving Credit Facilities on the Closing Date shall be (i) the representations regarding the Company set forth in an Agreement and Plan of Merger (together with all exhibits, schedules and disclosure letters thereto), describing the acquisition of 100% of the equity interests of the Company by Holdings and the Borrower (the “Purchase Agreement”) between the Company, Holdings and Borrower, but only to the extent that such representations are material to the interests of the lenders and you or your affiliates have the right to terminate your or your affiliates’ obligations under the Purchase Agreement (or the right not to consummate the Acquisition pursuant to the Acquisition Agreement) as a result of a breach of such representations in the Purchase Agreement (determined without regard to whether any notice is required to be delivered under the Purchase Agreement) and (ii) the Specified Representations (as defined below), and (b) the terms of the documentation for the Revolving Credit Facilities (the “Revolving Credit Facilities Documentation”) shall be in a form such that they do not impair availability of the Revolving Credit Facilities on the Closing Date if the conditions set forth in the Term Sheet are satisfied (it being understood that, to the extent the perfection of the security interest in any Collateral is not or cannot be provided on the Closing Date (other than the perfection of security interests (i) in assets with respect to which a lien may be perfected by the filing of a UCC financing statement, (ii) in federally registered intellectual property with respect to which a lien may be perfected by the filing of an intellectual property security agreement with the United States Patent and Trademark Office or the United States Copyright Office, or (iii) in capital stock, other certificated equity securities and instruments with respect to which a lien may be perfected by the delivery of a stock or other certificate or such instrument, together with a stock power, assignment separate from certificate or allonge duly executed in blank) after your use of commercially reasonable efforts to do so, then the delivery of documents and instruments or taking such other action as may be required for the perfection of such security interests shall not constitute a condition precedent to the availability of the Revolving Credit Facilities on the Closing Date and Borrower agrees to deliver or cause to be delivered such documents and instruments, and take or cause to be taken such other actions as may be required to perfect such security interests, within sixty (60) days after the Closing Date). For purposes hereof, “Specified Representations” means the representations and warranties in the Revolving Credit Facilities Documentation relating to: corporate existence of the Borrower and Guarantors, power and authority to enter into the Revolving Credit Facilities Documentation, due authorization, execution and delivery and the enforceability of the Revolving Credit Facilities Documentation; non-contravention of the Revolving Credit Facilities Documentation with the Loan Parties’ organizational documents; governmental and third party approvals relating to the Revolving Credit Facilities Documentation; solvency of the Loan Parties on a consolidated basis (after giving effect to the Acquisition and the borrowing on the Closing Date) (such representation and warranty to be consistent with the solvency certificate in the form attached hereto as Exhibit C); use of proceeds; Federal Reserve margin regulations; the Investment Company Act; PATRIOT Act, anti-terrorism laws and money laundering activities and laws applicable to sanctioned persons; absence of litigation seeking to enjoin the consummation of the Revolving Credit Facilities; creation and, subject to the limitations set forth in the preceding sentence, effectiveness, validity, perfection and priority of liens under the security documents (subject to permitted liens as set forth in the Revolving Credit Facilities Documentation). This paragraph, and the provisions herein, shall be referred to as the “Certain Funds Provision”.

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5.	Indemnification and Expenses

Borrower further agrees (a) to indemnify, defend and hold harmless the Agent, all other agents under the Revolving Credit Facilities, the Lead Arranger, each lender, their affiliates, and their principals, officers, directors, employees, representatives, agents and attorneys and other third party advisors (each an “Indemnified Party”) from and against any and all losses, claims, expenses (including, but not limited to, attorneys’ fees), damages and liabilities to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Revolving Credit Facilities, the use of the proceeds thereof and the Acquisition and the Transactions or any claim, litigation, investigation or proceeding (a “Proceeding”) relating to any of the foregoing, regardless of whether any Indemnified Party is a party thereto, whether or not such Proceedings are brought by a third party, the Company, you, your equity holders, affiliates, creditors or any other person (collectively, the “Indemnified Obligations”), and to reimburse each Indemnified Party within 30 days after receipt of a written request together with customary backup documentation for any reasonable and documented out-of-pocket legal (limited to one counsel for all Indemnified Parties taken as a whole and, if reasonably necessary, a single local counsel for all Indemnified Parties taken as a whole in each relevant jurisdiction and, solely in the case of a conflict of interest, one additional counsel in each relevant jurisdiction to each group of affected Indemnified Persons similarly situated taken as a whole) or other reasonable and documented out-of-pocket expenses incurred in connection with investigating, preparing to defend or defending any of the foregoing, provided that the foregoing indemnity will not, as to any Indemnified Party, apply to losses, claims, damages, liabilities or expenses to the extent they arise from (i) the willful misconduct, bad faith or gross negligence of, such Indemnified Party or any Related Indemnified Party (as defined below) of the foregoing, (ii) to the extent arising from a material breach of the obligations of such Indemnified Person or any Related Indemnified Party of the foregoing under this Commitment Letter, the Fee Letter or the Revolving Credit Facilities Documentation at a time when you have not breached your obligations hereunder in any material respect (in the case of each of preceding clauses (i) and (ii), as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (iii) to the extent arising from any dispute solely among Indemnified Party at a time when you have not breached your obligations hereunder in any material respect other than any claims against the Agent in its capacity or in fulfilling its role as an administrative agent or arranger or any similar role under the Revolving Credit Facilities and other than any claims arising out of any act or omission on the part of you or your affiliates (as determined by a court of competent jurisdiction in a final and non-appealable judgment), and (b) to reimburse the Agent and its affiliates for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses, and the fees, charges and disbursements of counsel to the Agent and, if necessary, of a single local counsel to the Agent in each relevant jurisdiction) incurred in connection with the Revolving Credit Facilities and any related documentation (including this Commitment Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof, or preparation, negotiation, execution and enforcement of this Commitment Letter and the documentation for the Revolving Credit Facilities, regardless of whether such Revolving Credit Facilities Documentation is executed, including without limitation, the legal fees of counsel to Agent and GE Capital Markets, Inc. (the “Lead Arranger”), and a field examination fee of $900 per person per diem (or the then prevailing rate charged by GE, whichever is greater) plus actual out-of-pocket expenses in connection with the conduct of GE’s field audit.

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It is further agreed that the Agent shall only have liability to you (as opposed to any other person) and that the Agent shall be liable solely in respect of its own commitment to the Revolving Credit Facilities on a several, and not joint, basis with any other lender. No Indemnified Party shall be liable for any damages arising from the use by others of Information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent any such damages arise from the gross negligence or willful misconduct of such Indemnified Party (as determined by a court of competent jurisdiction in a final and non-appealable judgment). None of the Indemnified Parties or you, the Company or any of your or their respective affiliates or the respective directors, officers, employees, advisors, and agents of the foregoing shall be liable for any indirect, special, punitive, exemplary or consequential damages in connection with this Commitment Letter, the Fee Letter, the Revolving Credit Facilities or the transactions contemplated hereby (other than, in your case, to the extent payable pursuant to the foregoing indemnification). You shall not, without the prior written consent of an Indemnified Party (which consent shall not be unreasonably withheld), effect any settlement of any pending or threatened Proceeding against an Indemnified Party in respect of which indemnity could have been sought hereunder by such Indemnified Party unless such settlement (i) includes an unconditional release of such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (ii) does not include any statement as to any admission. Notwithstanding the foregoing, each Indemnified Party shall be obligated to refund and return promptly any and all amounts paid by you or any of your affiliates under this paragraph to such Indemnified Party for any such losses, claims, damages, liabilities or expenses to the extent such Indemnified Party is not entitled to payment of such amounts in accordance with the terms hereof. You shall not be liable for any Indemnified Obligations of any Indemnified Party to the extent any of the foregoing is determined by a court of competent jurisdiction to have arisen from the gross negligence or willful misconduct of such Indemnified Party. The Indemnified Obligations will continue notwithstanding any termination of this Commitment Letter.

For purposes hereof, a “Related Indemnified Party” of an Indemnified Party means (1) any controlling person or controlled affiliate of such Indemnified Party, (2) the respective directors, officers, or employees of such Indemnified Party or any of its controlling persons or controlled affiliates and (3) the respective agents of such Indemnified Party or any of its controlling persons or controlled affiliates, in the case of this clause (3), acting at the instructions of such Indemnified Party, controlling person or such controlled affiliate; provided that each reference to a controlled affiliate or controlling person in this sentence pertains to a controlled affiliate or controlling person involved in the negotiation or syndication of this Commitment Letter and the Revolving Credit Facilities.

6.	Sharing of Information, Absence of Fiduciary Relationship, Affiliate Activities

You acknowledge that the Agent (or its affiliates) is a full service financial services firm and such person may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of you, the Sponsor, the Company, your or their respective affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter. In addition, neither the Agent nor its respective affiliates will use confidential information obtained from you or your affiliates or on your or their behalf by virtue of the transactions contemplated hereby in

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connection with the performance by the Agent and its respective affiliates of services for other companies or other persons and neither the Agent nor its respective affiliates will furnish any such information to any of their other customers. You also acknowledge that the Agent and its respective affiliates have no obligation to use in connection with the transactions contemplated hereby, or to discover the existence of or to furnish to you, confidential information obtained from other companies or other persons.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and the Agent (or any of its affiliates) is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether the Agent (or any of its affiliates) have advised or are advising you on other matters, (b) the Agent (and its affiliates), on the one hand, and you, on the other hand, have an arm’s length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of the Agent (or any of its affiliates), (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that the Agent (and its affiliates) are engaged in a broad range of transactions that may involve interests that differ from your interests and that the Agent have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, (e) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (f) the Agent (and its affiliates) has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity.

You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. Additionally, you acknowledge and agree that we are not advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction (including, without limitation, with respect to any consents needed in connection with the transactions contemplated hereby). You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby (including, without limitation, with respect to any consents needed in connection therewith), and we shall have no responsibility or liability to you with respect thereto.

7.	Confidentiality

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance shall be disclosed by you, directly or indirectly, to any other person except (a) you and your officers, directors, employees, affiliates, members, partners, stockholders, attorneys, accountants, agents and advisors, in each case, who are directly involved in the consideration of the Revolving Credit Facilities and, who have been informed by you of the confidential nature of the Commitment Letter and Fee Letter and have agreed to treat such information confidentially, and to those of the Company and the Company itself (provided that any disclosure of the Fee Letter or its terms or substance to the Company or its officers, directors, employees, attorneys, accountants, agents or advisors shall be redacted in respect of the amount of fees set forth therein, unless the Agent

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otherwise agrees), (b) in any legal, judicial or administrative proceeding or as otherwise required by law or regulation or as requested by a governmental or self-regulatory authority (in which case you agree, to the extent not prohibited by law, to inform us promptly in advance thereof), (c) upon notice to the Agent, this Commitment Letter and the existence and contents hereof (but not the Fee Letter or the contents thereof other than the existence thereof and the contents thereof as part of projections, pro forma information and a generic disclosure of aggregate sources and uses to the extent customary in marketing materials and other disclosures) may be disclosed in any syndication or other marketing material in connection with the Revolving Credit Facilities or in connection with any public filing requirement, (d) the Term Sheet may be disclosed to potential lenders or participants in any of the financings contemplated hereby and to any rating agency; provided that the foregoing restrictions shall cease to apply in respect of the existence and contents of this Commitment Letter (but not in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you, (e) you may disclose, on a confidential basis, to the Target’s auditors the Fee Letter and the contents thereof after the Closing Date for customary accounting purposes, including accounting for deferred financing costs and (f) you may disclose the aggregate amount of the fees (including upfront fees and original issue discount) payable under the Fee Letter as part of generic disclosure regarding sources and uses (but without disclosing any specific fees set forth therein) in connection with any syndication of the Revolving Credit Facilities.

Each of the Agent and its affiliates will use all confidential information provided to it or such affiliates by or on behalf of you hereunder solely for the purpose of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; provided that nothing herein shall prevent the Agent from disclosing any such information (a) pursuant to the order of any court or administrative agency or otherwise as required by applicable law or regulation or as requested by a governmental authority (in which case the applicable Agent or its respective affiliate, to the extent permitted by law, rule or regulation, agree to inform you promptly thereof), (b) upon the request or demand of any regulatory authority having jurisdiction over any Agent or its respective affiliate (in which case the Agent agrees to inform you promptly thereof prior to such disclosure, unless the Agent is prohibited by applicable law from so informing you, or except in connection with any request as part of a regulatory examination), (c) to the extent that such information becomes publicly available other than by reason of disclosure by the Agent or any of its affiliates, (d) to the extent that such information is received by the Agent from a third party that is not to the best of the Agent’s knowledge subject to confidentiality obligations to you, Company, the Borrower or the Sponsor, (e) to the extent that such information is independently developed by the Commitment Parties or their respective affiliates, in each case, so long as not based on information obtained in a manner that would otherwise violate this provision, (f) to the Agent’s affiliates and its officers, directors, employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the transactions and are informed of the confidential nature of such information, (g) to prospective lenders, participants or assignees (or its advisors) or, with the prior consent of the Borrower, any potential counterparty to any swap or derivative transaction relating to the Borrower or any of its subsidiaries or any of their respective obligations; provided that such disclosure shall be made subject to the acknowledgment and acceptance by such prospective Lender, participant or assignee that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and the Agent including, without limitation, as set forth

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in any confidential information memorandum or other marketing materials) in accordance with the standard syndication process of the Agent or market standards for dissemination of such type of information which shall in any event require “click through” or other affirmative action on the part of the recipient to access such confidential information, (h) for purposes of establishing a “due diligence” defense or (i) to ratings agencies; provided that, in the case of this clause (i), such information is supplied only on a customary basis after consulting with you and the Sponsor. The Agent’s obligations under this paragraph shall automatically terminate and be superseded by the confidentiality provisions in the definitive documentation relating to each of the Facilities upon the execution and delivery of the definitive documentation therefor and in any event shall terminate two years from the date hereof. The Agent shall be principally liable to the extent any confidentiality restrictions set forth herein are violated by one or more of their respective affiliates or any of its or their respective employees, directors or officers.

8.	Miscellaneous

This Commitment Letter shall not be assignable by you without the prior written consent of the Agent (and any purported assignment without such consent shall be null and void), and is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Parties. Agent may transfer and assign its commitment hereunder, in whole or in part, to GE Capital Bank. Upon such assignment, Agent shall be released from the portion of its commitment hereunder that has been so transferred and assigned.

The Agent reserves the right to employ the services of its affiliates in providing services contemplated hereby and to allocate, in whole or in part, to its affiliates certain fees payable to the Agent in such manner as the Agent and its affiliates may agree in their sole discretion, but the Agent shall not thereby be relieved of its obligations hereunder. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and the Agent. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or electronic transmission (e.g., “pdf’ or “tif’) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us and you with respect to the Revolving Credit Facilities and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Revolving Credit Facilities. The Agent may place customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as it may choose, and circulate similar promotional materials in the form of a “tombstone” or otherwise describing the names of you or your subsidiaries (or any of them), and the amount, type and closing date of the transactions contemplated hereby.

If this Commitment Letter, or any act, omission or event hereunder becomes the subject of a dispute, each of the undersigned hereby waives trial by jury. Each of the undersigned hereby consents and agrees that the state or federal courts located in New York County, State of New York shall have exclusive jurisdiction to hear and determine any claims pertaining to this Commitment Letter, or any transaction relating hereto, any other financing related thereto, and

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any investigation, litigation or proceeding related to or arising out of any such matters, provided that the parties acknowledge that any appeals from those courts may have to be heard by a court located outside of such jurisdiction. Each of the undersigned hereby expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waives any objection which any of them may have based on lack of personal jurisdiction, improper venue or inconvenient forum. You and the Agent hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. You and we hereby irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the transactions, this Commitment Letter or the Fee Letter or the performance of services hereunder or thereunder. This Commitment Letter shall be governed by and shall be construed in accordance with the laws of the State of New York applicable to contracts made and performed in that state.

Notwithstanding the provisions of Section 8 of this Commitment Letter, interpretation of the provisions of the Purchase Agreement (including with respect to satisfaction of the conditions contained therein, whether the Acquisition has been consummated as contemplated by the Purchase Agreement, any alleged Material Adverse Effect and whether the representations and warranties made by the Target in the Purchase Agreement are accurate and whether as a result of any inaccuracy thereof you (or your applicable affiliate) have the right to terminate your (or its) obligations under the Purchase Agreement), and all issues and questions concerning the construction, validity, interpretation and enforceability of the Purchase Agreement and the exhibits and schedules thereto shall be governed by, and construed in accordance with the laws of the State of Delaware without regard to any conflict of laws principles, provisions or rules (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of any jurisdiction other than the State of Delaware pursuant to Section 9.8 of the Purchase Agreement and shall be adjudicated in the courts of the State of Delaware and the United States District Court for the State of Delaware, which shall have exclusive jurisdiction over such matters pursuant to Section 9.10 of the Purchase Agreement.

The indemnification, exculpatory, fee, expense, information, fiduciary relationship, syndication and confidentiality provisions contained herein and in the Fee Letter and this Section 8 shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder or the Fee Letter, provided that your obligations under this Commitment Letter, other than those relating to confidentiality, to information and to the syndication of the Revolving Credit Facilities, shall automatically terminate and be superseded by the definitive documentation relating to the Revolving Credit Facilities upon the initial funding under the Revolving Credit Facilities, and you shall be released from all liability in connection therewith at such time (it being understood that your obligations under this Commitment Letter relating to confidentiality, information and syndication of the Revolving Credit Facilities shall survive the execution and delivery of such definitive documentation).

This Commitment Letter supersedes all prior discussions, writings, indications of interest and proposals with respect to the Revolving Credit Facilities previously delivered to you or your affiliates by Agent or any of its affiliates. Please indicate your acceptance of this commitment

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and return a signed copy of this Commitment Letter to Agent. This commitment and the agreements of the Lead Arranger herein will expire at 5:00 p.m., New York City time, on July 8, 2013, unless on or prior to such time Agent shall have received a copy of this Commitment Letter executed by you. Notwithstanding acceptance of this Commitment Letter, the commitment and the agreements of the Lead Arranger herein will automatically terminate unless definitive Revolving Credit Facilities Documentation is executed during the earliest of (i) the date that is 120 days after the date hereof and (ii) the abandonment or the termination prior to closing of the Acquisition of the definitive documentation for the Acquisition, including the Purchase Agreement. Upon expiration or termination of the commitment contained herein, Agent, Lead Arranger and their affiliates shall have no liability or obligation hereunder. Termination of this commitment shall not affect your obligations hereunder, including to pay any fees, costs or expenses provided for herein or in any other agreements entered into between you and Agent.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), each lender may be required to obtain, verify and record information that identifies Company, which information includes the name, address, tax identification number and other information regarding Company that will allow such lender to identify Company in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each lender.

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, it being acknowledged and agreed that the commitments provided hereunder are subject solely to the conditions expressly stated in the Certain Funds Provision, including the execution and delivery of the Revolving Credit Facilities Documentation (which shall be negotiated in good faith as required by the Documentation Principles).

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We look forward to working with you and the management team of Steinway Musical Instruments Inc. on this transaction.

Sincerely,

GENERAL ELECTRIC CAPITAL CORPORATION

/s/ Sabina Lin
By:	Sabina Lin
Title:	Duly Authorized Signatory

ACCEPTED AND AGREED BY

KSTW HOLDINGS, INC.

By:	/s/ Christopher Anderson
	Name:	Christopher Anderson
	Title:	President

KSTW ACQUISITION, INC.

By:	/s/ Christopher Anderson
	Name:	Christopher Anderson
	Title:	President

EXHIBIT A

TRANSACTION SUMMARY

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached and in Exhibit B attached thereto.

The Sponsor has formed Holdings and the Borrower for the purpose of having the Borrower acquire (the “Acquisition”) 100% of the equity interests of the Company pursuant to an Agreement and Plan of Merger (together with all exhibits, schedules and disclosure letters thereto, the “Purchase Agreement”) between the Company, Holdings and Borrower In connection therewith, it is intended that:

(a) The Borrower shall have received cash proceeds from the issuance to the Sponsor and other co-investors of common equity of Holdings, and the cash contribution thereof to the Borrower, in an amount equal to at least $135,000,000; provided that the Sponsor shall own at least a majority of the outstanding voting and economic interests of Holdings on the Closing Date.

(b) The Borrower will obtain a senior secured asset-based revolving credit facility, on a split-collateral basis with the Term Loans described below pursuant to which the lenders thereunder shall provide commitments to make loans and other extensions of credit to the Borrower in an aggregate principal amount not to exceed $75.0 million (the “Revolving Credit Facilities”).

(c) The Borrower will obtain a senior secured first lien term credit facility on a split-collateral basis with the Revolving Credit Facilities, pursuant to which the Commitment Parties shall provide commitments to make loans and other extensions of credit to the Borrower in an aggregate principal amount of $175.0 million (the “First Lien Term Facility”).

(d) The Borrower will obtain a senior secured second lien term credit facility, on a split-collateral basis with the Revolving Credit Facilities pursuant to which the lenders thereunder shall provide commitments to make loans and other extensions of credit to the Borrower in an aggregate principal amount not to exceed $75.0 million (the “Second Lien Term Facility” and together with the Revolving Credit Facilities and the First Lien Term Facility, the “Term Loans”).

(e) The proceeds of the Revolving Credit Facilities and the Term Loans on the Closing Date will be applied (i) to refinance certain existing indebtedness of the Target, including any outstanding amounts under its existing 7.00% Senior Notes due March 1, 2014 and any outstanding amounts under its existing senior secured credit facility with Bank of America, N.A. and a group of lenders for which Bank of America, N.A. is acting as agent, (ii) to pay the cash consideration for the Acquisition and (iii) to pay the fees and expenses incurred in connection with the Transactions (such fees and expenses, the “Transaction Costs”).

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The transactions described above are collectively referred to herein as the “Transactions”. For purposes of this Commitment Letter and the Fee Letter, “Closing Date” shall mean the date of the satisfaction or waiver of the conditions set forth in Exhibit B and the initial funding of the Facilities.

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EXHIBIT B

Project Symphony

$75,000,000 Senior Secured Revolving Credit Facilities

Summary of Terms and Conditions (“Term Sheet”)

June 30, 2013

BORROWER:	KSTW Acquisition, Inc. (the “Borrower”), all of the outstanding stock of which will be owned by a holding company (“Holdings”).

SPONSOR:	Kohlberg Management VII, L.P. (the “Sponsor”)

ADMINISTRATIVE AGENT:	General Electric Capital Corporation (“GE Capital” or “Agent”)

SOLE LEAD ARRANGER AND BOOKRUNNER:	GE Capital Markets, Inc. (“GECM”)

LENDERS:	GE Capital and/or one or more of its direct or indirect subsidiaries and a syndicate of financial institutions arranged by GECM for the portion not held by GE Capital or its subsidiaries (the “Lenders”).

REVOLVING CREDIT FACILITIES:	A senior secured asset based revolving credit facility in an aggregate principal amount of $ 75,000,000 (the “Revolving Credit Facility” and the revolving loans thereunder, the “Revolving Loans”), which will include:

(i) a letter of credit subfacility for up to an amount to be mutually agreed, to be provided by an L/C Issuer to be determined (the “LC Subfacility”)

(ii) a swing line subfacility of up to an amount to be mutually agreed, to be provided by the Agent

The Revolving Credit Facility and its subfacilities described above are referred to collectively as the “Revolving Credit Facilities.”

REVOLVING CREDIT AVAILABILITY:	Availability under the Revolving Credit Facility would be limited to the lesser of $75,000,000 and the Borrowing Base, or Interim Borrowing Base, if applicable. Notwithstanding the foregoing, an initial draw of $22,000,000 shall be permitted on the Closing Date.

BORROWING BASE:

Notwithstanding the provisions set forth below under the heading “Interim Borrowing Base”, to the extent the Agent, either directly or through a third party appraiser and/or examiner, shall have completed, at the cost of the Borrower, and shall be reasonably satisfied in all material respects with a field examination and appraisal of the Borrower and the assets to be included in the Borrowing Base, in each case in scope reasonably satisfactory to the Agent, the Borrowing Base at any time shall equal the sum of:

(a) Up to 80% of the net amount of domestic eligible accounts receivable of the Borrower; plus

(b) the lesser of (i) advance rates detailed in the Company’s existing Loan and Security Agreement dated October 5, 2010, against domestic inventory categories identified in said agreement, or (ii) up to 85% of the Net Orderly Liquidation Value (the “NOLV”) Factor of eligible inventory segregated by category (i.e. raw materials, work in process, and finished goods inventory), subject to sub limits to be agreed. The NOLV Factor is the net orderly liquidation value of inventory expressed as a percentage of book value, as periodically updated by appraisals (as determined by a third party appraiser reasonably acceptable to the Agent); less

(d) $10,000,000.

The Agent will retain the right from time to time to establish or modify reserves against availability, advance rates, and standards of eligibility in its “Permitted Discretion” and any advance rate, standard of eligibility or reserve established or modified by the Agent shall have a reasonable relationship to circumstances, conditions, events or contingencies which are the basis for such advance rates, standards of eligibility or reserve, as reasonably determined, without duplication, by the Agent in good faith. For purposes of the forgoing, “Permitted Discretion” means a determination made in good faith and in the exercise of reasonable (from the perspective of a secured asset based lender) business judgment.

INTERIM BORROWING BASE:	On the Closing Date, and until the end of the Interim Borrowing Base Period defined below, in the event the Agent, either directly or through a third party appraiser and/or examiner, has not completed, at the cost of the Borrower, or is not reasonably satisfied in all material respects with a field examination and appraisal of the Borrower and the assets to be included in the

Borrowing Base, but all other conditions precedent set forth in the Commitment Letter thereto have been satisfied or waived as of such date, then Revolving Credit Availability shall equal the sum of:

(a) 80% of the net amount of domestic eligible accounts receivable of the Borrower; plus

(b) Advance rates detailed in the Company’s existing Loan and Security Agreement dated
October 5, 2010, against domestic inventory categories identified in said agreement; less

(c) $15,000,000.

Eligibility criteria for components included in the Borrowing Base shall be set forth in the
Revolving Credit Facilities Documentation in a manner consistent with the Documentation
Principles.

Until the earlier of (x) the date that is 60 days after the Closing Date and (y) the date on which the field examination and appraisal of the Borrower and the assets to be included in the
Borrowing Base are complete and reasonably satisfactory to the Agent, and a borrowing base certificate prepared as of the last day of the most recently ended month prior thereto (the period specified in this paragraph, the “Interim Borrowing Base Period”) is delivered;
provided that the Borrower agrees to use commercially reasonable efforts to assist in the completion of the field examination and appraisal.

For the avoidance of doubt, in the event such field examination and appraisal are not completed 60 days after the Closing Date (or such longer period as determined the Agent in its reasonable discretion), the Lenders shall not be required to make advances or issue Letters of Credit until completion of such field examination and appraisal.

The LC Subfacility would provide for the issuance of letters of credit for the account of
Borrower. If GE Capital is an LC Issuer, GE Capital may elect only to issue letters of credit in its own name and such letters of credit may not be accepted by certain beneficiaries. Without duplication, outstanding letters of credit will be reserved from availability under the
Revolving Credit Facilities.

USE OF PROCEEDS:	To finance a portion of the acquisition consideration by Sponsor for the Borrower. Proceeds may also be used to: (i) refinance existing debt, (ii) pay transaction fees and expenses, and (iii) for general working capital requirements.

TERM:	5 years, provided that the maturity date of the Credit Facilities is at least 6 months earlier than the earliest maturity date of the Term Loans.

INTEREST RATES; APPLICABLE MARGIN:

The outstanding principal balance under the Revolving Credit Facility shall bear interest, at Borrower’s option, at a fluctuating rate equal to (a) the Base Rate plus three quarter percent (0.75%) per annum, or (b) LIBOR plus one and three quarter percent (1.75%) per annum.

Starting with the first business day following the first full fiscal quarter ending after the closing date, the outstanding principal balance under the Revolving Credit Facility shall bear interest with applicable margins adjusted quarterly according to the following pricing grid based on average excess availability for the fiscal quarter then ended:

Excess Availability	LIBOR Margin	Base Rate Margin
>$37,500,000 (level I)	1.75%	0.75%
<=$37,500,000 (level II)	2.00%	1.00%

The Base Rate will be a floating rate defined as the highest of (a) the rate last quoted by The Wall Street Journal (or another national publication selected by the Agent) as the U.S. “Prime Rate,” (b) the Federal Funds Rate plus 50 basis points, and (c) the sum of one-month LIBOR plus 1%.

LIBOR will be defined as, for each Interest Period, the offered rate per annum for deposits of Dollars for the applicable Interest Period (as defined below) that appears on Reuters Screen LIBOR01 Page as of 11:00 A.M. (London, England time) two (2) Business Days prior to the first day in each Interest Period. If no such offered rate exists, such rate will be the rate of interest per annum, as determined by the Agent at which deposits of Dollars in immediately available funds are offered at 11:00 A.M. (London, England time) two (2) Business Days prior to the first day in such Interest Period by major financial institutions reasonably satisfactory to the Agent in the London interbank market for such Interest Period for the applicable principal amount on such date of determination.

Interest Period means, with respect to any LIBOR Rate loan, the period commencing on the Business Day the Loan is disbursed,

converted or continued as a LIBOR Rate loan and ending on the date one, two, three or six months thereafter, as selected by the Borrower in its notice of borrowing, conversion or continuation. No more than seven (7) Interest Periods shall be in effect at any time.

No loan may be converted into, or continued as, a LIBOR Rate loan at any time when a default shall have occurred and be continuing.

Interest on Base Rate loans will be payable monthly in arrears on the first day of each month. Interest on LIBOR Rate loans will be payable at the end of each Interest Period and, in addition, at the end of 90 days in the case of a six month Interest Period. All interest will be calculated using a 360 day year and actual days elapsed.

Automatically upon the occurrence of a bankruptcy or payment event of default or at the election of the Agent or Requisite Lenders, upon the occurrence and during the continuance of a default, the obligations shall bear interest at a default rate of interest equal to an additional two percent (2%) per annum over the rate otherwise applicable and such interest will be payable on demand.

SECURITY:

The Agent shall receive (i) a first priority perfected security interest in all existing and after-acquired current assets of the Borrower, its domestic, and subject to the remaining provisions hereof, foreign subsidiaries (“Subsidiaries”) and Holdings, including accounts receivables, inventory, cash, deposit and securities accounts and any cash or other assets in such accounts and, to the extent evidencing or otherwise related to such property, all general intangibles, licenses, intercompany debt, letter of credit rights, commercial tort claims, chattel paper, instruments, supporting obligations, documents and payment intangibles, and all proceeds of the foregoing (the “Revolver Priority Collateral”) and (ii) a third priority perfected security interest in all other existing and after-acquired assets of Borrower and third mortgage liens on all of the real property of Borrower (the “Term Loan Priority Collateral”, together with the Revolver Priority Collateral, the “Collateral”), after the first and second liens in the Term Loan Priority Collateral held by Term Loans holders.

The Revolver Priority Collateral shall not include any patents, copyrights or trademarks or any other intellectual property, provided that the Agent shall be granted limited, non-exclusive licenses in intellectual property of Borrower as and to the extent necessary for the Agent to realize upon the Revolver Priority Collateral.

The Collateral will be free and clear of other liens, claims and encumbrances, except permitted liens and encumbrances (i) securing the Term Loans and subject to an intercreditor agreement acceptable to the Agent and (ii) otherwise acceptable to the Agent (to be set forth in the Credit Facilities Documentation).

The Agent shall also receive a third priority perfected pledge of all of the outstanding capital stock or other equity securities of Borrower and each of Borrower’s Subsidiaries (which pledge, in the case of the capital stock of any foreign subsidiary of a U.S. entity or of a U.S. entity that is a disregarded entity for U.S. federal income tax purposes if substantially all of its assets consist of the capital stock or indebtedness of one or more foreign subsidiaries, shall be limited to 65% of the voting stock and 100% of the non-voting stock of such foreign subsidiary or such U.S. entity, as the case may be, and such subsidiary shall not be included within the term “Subsidiaries” as used in this Term Sheet).

Agent’s liens and security interests shall be evidenced by documentation reasonably satisfactory to Agent, including search results, collateral releases from prior lenders, landlord, mortgagee and bailee waivers, and in the case of real estate collateral, title insurance policies (supported by surveys) in amount, form and from an issuer reasonably satisfactory to Agent.

The lien priority, relative rights and other creditors’ rights issues in respect of the Revolving Credit Facilities and the Term Loans will be set forth in an intercreditor agreement, which shall be usual and customary for financings of the kind contemplated hereby and on terms consistent with the Documentation Principles.

GUARANTEES:	Obligations under the Revolving Credit Facilities will be guaranteed by Holdings and, except to the extent such a guarantee would be prohibited by applicable law, each existing and subsequently acquired or organized direct or indirect wholly-owned U.S. subsidiary of the Borrower (other than any direct or indirect U.S. subsidiary of a direct or indirect non-U.S. subsidiary of the Borrower, any U.S. subsidiary that is a disregarded entity for U.S. federal income tax purposes if it does not have any material assets other than the capital stock or indebtedness of one or more foreign subsidiaries, captive insurance companies, if any, immaterial subsidiaries (defined in a manner to be agreed) and any subsidiary where the Agent and the Borrower agree that the cost of obtaining a guarantee by such subsidiary exceeds the practical benefit to the Lenders afforded thereby) (the “Subsidiary Guarantors” and, together with Holdings, the “Guarantors”). Holdings shall be a single purpose entity and conduct no business other than ownership of the equity securities of Borrower and incur no indebtedness except as permitted in the Revolving Credit Facilities Documentation.

CASH MANAGEMENT:	The Borrower and Guarantors shall use commercially reasonable efforts to obtain account control agreements on all deposit accounts prior to the Closing Date, subject to exceptions to be agreed. If such arrangements are not obtained within 45 days after the Closing Date, subject to extensions as agreed to by the Agent in its reasonable discretion, the Borrower shall be required to move its bank accounts to the Agent or another bank that will provide such control agreements.

VOLUNTARY PREPAYMENTS:	The Borrower may voluntarily prepay any loans outstanding under the Revolving Credit Facilities, in each case, subject to concurrent payments of any applicable LIBOR breakage costs and in minimum principal amounts consistent with the Documentation Principles.

MANDATORY PREPAYMENTS:	Borrower shall be obligated to prepay the Revolving Loans upon any sale of (i) Revolver Priority Collateral outside the ordinary course of business or (ii) the stock of any Subsidiary (in the case of clause (ii), in an amount equal to the book value of the Revolver Priority Collateral of such Subsidiary), in each case, without a corresponding reduction in the Revolving Credit Facility. If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Revolving Credit Facilities exceeds the lesser of (i) the Borrowing Base at such time and (ii) the maximum Revolving Credit Facilities (the “Maximum Borrowing Amount”), then the Borrower will immediately repay outstanding loans and cash collateralize outstanding letters of credit under the Revolving Credit Facilities in an aggregate amount equal to such excess, with no permanent reduction of the Revolving Credit Facilities. Application of prepayments will be governed by an intercreditor agreement to be agreed.

FEES:	In addition to the fees payable pursuant to the Fee Letter, Borrower shall pay the following fees:

An Unused Commitment Fee in an amount equal to either 0.25% or 0.375% per annum (“Unused Fee Margin”) based on the average unused daily balance of the Revolving Credit Facility (less any outstanding letters of credit) with such fee to be paid monthly to the Agent for the account of each of the Lenders under the Revolving Credit Facility on the first day of each calendar month. The applicable Unused Fee Margin will be based on the below schedule:

Usage Percentage of Revolving Credit Facility	Unused Fee Margin
<=50%	0.375%
>50%	0.25%

Letter of credit fees for all letters of credit under the Revolving Credit Facilities in an amount equal to the applicable LIBOR margin on Revolving Loans on the outstanding face amount of all letters of credit such fee to be paid monthly to the Agent for the account of the respective
Lenders on the first day of each calendar month.

Customary letter of credit fees to each L/C Issuer upon the issuance, amendment or extension of letters of credit at the prevailing rates. Such fees will be due and payable to the Agent for the account of the issuing bank or issuing banks, as the case may be, in respect of such letters of credit.

All fees (other than the Agent’s Fee) will be calculated using a 360-day year and actual days elapsed.

LIBOR BREAKAGE:	Any payment (or conversion) of a LIBOR loan other than at the end of its Interest Period, will be subject to customary breakage provisions.

DOCUMENTATION:	The Revolving Credit Facilities Documentation shall be negotiated in good faith, shall be usual and customary for transactions of this kind, reflecting the operational and strategic requirements of the Borrower and its subsidiaries in light of their size, industries, practices, and the Sponsor’s proposed business plan and the credit agreement will contain only those mandatory prepayments set forth above and representations, warranties, conditions to borrowing, affirmative, negative and financial covenants and events of default set forth below, in each case applicable to the Borrower and its subsidiaries, with materiality thresholds, qualifications, exceptions, “baskets” and grace and cure periods to be mutually agreed (as modified pursuant to clauses (x) and (y) below, being referred to collectively as the

“Documentation Principles”), with changes and modifications (x) that reflect the terms of this Term Sheet and (y) modifications to reflect changes in law or accounting standards, or to cure mutual mistakes or defects. The Revolving Credit Facilities Documentation shall be subject in all respects to the Certain Funds Provision.

REPRESENTATIONS AND WARRANTIES:

The representations and warranties included in the credit agreement will be limited to the following, subject to customary materiality qualifiers and carve-outs to be mutually agreed and subject to the Certain Funds Provision on the Closing Date:

Valid existence, power and authority, foreign qualifications, compliance with law, no conflict, governmental authorization, enforceability, absence of litigation, no default or event of default, ERISA compliance, use of proceeds, margin regulations, title to properties, taxes, financial condition (including as to projections and no material adverse change), environmental matters, investment company and other regulated entities, solvency, labor relations, intellectual property, broker’s and investment banker’s fees, insurance matters, capitalization, capital structure and investments, jurisdiction of organization, location of assets and chief executive office, government contracts, customer and trade relations, deposit and other accounts, surety bonds, status of Holdings as a holding company, acquisition agreement, status of Revolving Credit Facilities as senior debt, compliance with OFAC, money laundering, PATRIOT Act and other anti-terrorism laws and accuracy of all information provided.

FINANCIAL COVENANTS:	Financial covenants to be limited to a springing fixed charge coverage ratio of not less than 1.00 to 1.00 when excess availability is less than 10% of the Revolving Credit Facility commitment.

AFFIRMATIVE COVENANTS

The credit agreement shall contain only the following affirmative covenants (with exceptions, thresholds and baskets to be mutually agreed upon) applicable to Borrower, Holdings and its subsidiaries:

Preservation of corporate existence, licenses and intellectual property, compliance with laws (including environmental and employee benefit laws), payment of taxes and other claims resulting in liens, employee benefit plans, environmental matters, informational deliveries and notices including financial statements, notice of default, maintenance of properties, permits, insurance and books and records, and access to books and records and visitation rights, appraisals, environmental matters, cash management, landlord agreements, and further assurances (including provision of additional collateral and guaranties and delivery of landlord, mortgagee and bailee waivers).

NEGATIVE COVENANTS

The credit agreement shall contain only the following negative covenants (with exceptions, thresholds and baskets to be mutually agreed upon) applicable to Borrower, Holdings and its subsidiaries:

Limitations on indebtedness (including contingent obligations and speculative hedging transactions), liens, investments (including loans), asset dispositions (including sale and leaseback transactions), restricted payments (consisting of dividends, payment of management fees not to exceed an agreed upon amount per annum and subject to no event of default existing at the time of such payment or as a result thereof, payment of reasonable and customary out-of-pocket management expenses, redemptions and repurchases with respect to capital stock, cancellation of subordinated debt), prepayments of subordinated indebtedness (including redemptions and repurchases), fundamental corporate changes (including mergers, consolidations, acquisitions, joint ventures or creation of subsidiaries), changes in nature of business, transactions with affiliates, modification of constituent documents and certain other agreements (including subordinated debt agreements), use of proceeds, inconsistent agreements, changes in accounting treatment, reporting practices or fiscal year, activities of holding companies, bank accounts, subsidiaries, and compliance with margin regulations, no negative pledges, OFAC, PATRIOT Act, ERISA and environmental laws and hazardous materials.

EVENTS OF DEFAULT

The Revolving Credit Facilities Documentation shall contain the following events of default applicable to Borrower, Holdings and its subsidiaries (with certain customary grace periods and thresholds to be agreed upon):

Failure to pay principal, interest or any other amount when due; representations and warranties incorrect in any material respect when made or deemed made; failure to comply with covenants in the Revolving Credit Facilities Documentation; cross-default to other material indebtedness and certain contingent obligations; failure to satisfy or stay execution of material judgments; bankruptcy or insolvency; Pension Plan defaults, actual or asserted invalidity or impairment of any part of the Revolving Credit Facilities Documentation (including the failure of any lien to remain perfected or subordination provisions to remain in full force and effect); activities of Holdings, and change of ownership or control.

FINANCIAL STATEMENTS & OTHER REPORTS:	Borrower shall deliver, at a minimum, the following statements and other reports:
	•	a borrowing base certificate on a monthly basis
	•	inventory summaries on a monthly basis in a form to be agreed
	•	accounts receivable agings on a monthly basis
•

absent an event of default or excess availability of less than the greater of (i) $15,000,000 and (ii) 20% of commitments under Revolving Credit Facility, field audits reimbursable by the Borrower to be limited to one per year. Agent has the right to conduct more frequent field audits at its own expense.

•

an initial inventory appraisal to be performed by an appraiser selected by Agent and to be delivered no later than 60 days after the closing date at Borrower’s expense. Agent has the right to conduct inventory appraisal at its discretion, with expenses to be reimbursed by the Borrower limited to one per year unless an event of default is continuing or excess availability of less than the greater of (i) $15,000,000 and (ii) 20% of commitments under Revolving Credit Facility

	•	inventory, accounts receivable, and accounts payable reconciliations to be delivered on a monthly basis in a form to be agreed
	•	quarterly and year end financials and compliance certificates
	•	annual projections

CONDITIONS TO CLOSING:	Terms and conditions to the availability of the Revolving Credit Facilities are limited to the following (subject in all respects to the Certain Funds Provisions):

	•	Receipt of a solvency certificate substantially in the form set forth in Exhibit C from the chief financial officer or other officer with equivalent duties of Borrower (or, at the option of Borrower, a third-party opinion as to the solvency of each of the Borrower and Holdings and its subsidiaries on a consolidated basis).

	•	Sponsor, current investors, and others shall have invested cash equity into the common cash equity or, on terms and conditions reasonably acceptable to the Agent, other equity securities of Borrower in an amount equal to at least 35.0% of the total amount of the funds necessary to consummate the Transactions.

•	Since January 1, 2013 through the date of the Purchase Agreement, except as disclosed in (a) the Company SEC Documents (as defined in the Purchase Agreement) filed with the SEC (as defined in the Purchase Agreement) on or after January 1, 2010, and prior to the date of this Agreement (excluding any exhibits or any disclosures in such SEC Filings contained in the “Risk Factors” and “Forward Looking Statements” sections thereof or any other disclosures in such SEC Filings that are forward-looking or cautionary in nature) or (b) the Company Disclosure Letter (as defined in the Purchase Agreement), there has not been any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Purchase Agreement and interpreted in accordance with the fourth paragraph of Section 8 of the Commitment Letter and as otherwise used herein, a “Closing Date Material Adverse Effect”). Since the date of this Agreement, there shall not have been any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences, has resulted in a Closing Date Material Adverse Effect.[2]

•	The execution and delivery by the Borrower, Holdings and its subsidiaries of the Revolving Credit Facilities Documentation.

•	Subject to the Funds Certain Provisions, each representation and warranty made by Holdings, Borrower or its subsidiaries under the Revolving Credit Facilities Documentation shall be true and correct in all material respects.

•	Agent’s receipt of (a) customary legal opinions, (b) customary evidence of authority, (c) customary officer’s certificates, (d) good standing certificates (to the extent applicable) in the respective jurisdictions of organization of the Borrower, Holdings and the other Guarantors, (e) customary lien searches with respect to the Borrower, Holdings and the other Guarantors, and (f) a customary notice of borrowing.

•	Agent shall have received, at least five days prior to the Closing Date, all documentation and other information

[2]	To be conformed to the Purchase Agreement, subject to GE’s review and satisfaction.

required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act that has been requested in writing at least 10 days prior to the Closing Date.

•	Payment of all fees and expenses required to be paid on the Closing Date pursuant to the Commitment Letter and Fee Letter shall have been paid.

•	Funding of the Term Loans shall have occurred concurrently herewith on terms and conditions reasonably acceptable to the Agent.

•	There shall be no order, injunction or decree of any governmental authority restraining or prohibiting the funding under the Revolving Credit Facilities. There shall not exist any material action, suit, investigation, litigation or proceeding pending or threatened against the Company in any court or before any arbitrator or governmental authority that challenges the Revolving Credit Facilities, the other Transactions or any of the other transactions contemplated hereby.

•	All documentation relating to the Acquisition, including the Purchase Agreement shall have been completed in form and substance reasonably satisfactory to the Agent (it being understood that the Sponsor’s draft Purchase Agreement dated as of 6/30/13 and provided to the Commitment Parties at 8:37 a.m. (New York City time) is satisfactory to the Commitment Parties). All conditions precedent to the Acquisition shall have been met (or waived with the consent of Agent) and the Acquisition shall have been consummated, in all material respects, in accordance with the terms of the Purchase Agreement (without any amendment, modification or waiver of any of the provisions thereof that would be materially adverse to the lenders without the consent of the Agent) and all requirements of law; provided, that any reduction not in excess of 15% of the aggregate purchase price shall be deemed not to be materially adverse to the Lenders if such reduction is applied to reduce the equity contribution and the amount of funded debt on the Closing Date under the Revolving Credit Facilities and the Term Loans on a pro rata basis.

•	The Lead Arranger shall have received (a) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each fiscal quarter ended after December 31, 2012 and at least forty-five (45) days prior to the Closing Date and (b) a pro forma consolidated balance sheet and related statements of income and cash flows of Borrower as of the last day of the most recently completed ended at least forty-five (45) days prior to the Closing Date, prepared after giving effect to the Transactions as if the Transactions has occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of the statement of income); provided that (i) each such pro forma financial statement shall be prepared in good faith by Borrower and (ii) no such pro forma financial statement shall include adjustments for purchase accounting (including adjustments of the type contemplated by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (formerly SFAS 141R)).

As contemplated by Section 6.12(f) of the Purchase Agreement, the initial funding of the Revolving Credit Facilities otherwise contemplated to occur substantially concurrently with the consummation of the Acquisition may instead occur prior to the date of the Acquisition as follows: On the fifth business day prior to the initial termination date of the proposed tender offer contemplated by the Purchase Agreement (and after the expiration of the Go-Shop Period as defined in the Purchase Agreement), the Lenders will fund $22,000,000 of Revolving Loans into escrow pursuant to customary escrow arrangements reasonably satisfactory to us and you; provided, that (1) the Sponsor will simultaneously fund into the escrow as part of its equity contribution an amount necessary to pay interest on the Revolving Loans for 45 days, as well as all expenses of the Lenders required by this Commitment Letter to be paid by the Borrower at the closing and the fees and expenses of the escrow agent; (2) if the Acquisition has not been consummated by the 45th day after such funding (or such earlier date the Borrower notifies the escrow agent that the Acquisition will not be consummated), escrow funds will be applied to repay such funded Revolving Loans, without premium or penalty, in an amount equal to the original issue price of the Revolving Loans plus accrued interest, plus the Lenders’ expenses to be reimbursed by the Borrower under this Commitment Letter; any excess amount remaining in the escrow account shall be applied to the fees and expenses of the escrow agent, with any balance released to the Sponsor; and the Revolving Credit Facilities shall be terminated; (3) all conditions (subject in all respects to the Certain Funds Provisions) to the availability of the Revolving Credit Facilities other than the condition that the Acquisition shall have been consummated shall be satisfied prior to such funding into escrow and the only conditions precedent to the release of any escrowed funds to the Borrower for consummation of the Acquisition shall be only those conditions expressly stated to be conditions to initial funding on the Closing Date pursuant to this Commitment Letter, including the Certain Funds Provision (to the extent still applicable), that have not been satisfied on or prior to the funding into escrow; (4) the Commitment Parties shall retain exclusive control over all rights and obligations in respect of the satisfaction or waiver of any conditions precedent to the release of escrowed proceeds on the Closing Date; and (5) no Lender fees shall be payable unless the escrowed funds are released and the Acquisition is consummated.

ASSIGNMENTS AND PARTICIPATIONS:	Lenders would have the right at any time to sell and assign interests and sell participations under the Revolving Credit Facilities in accordance with customary terms and consents. All assignments of a Lender’s interest in the Revolving Credit Facilities will be made via an electronic settlement system designated by the Agent. As to assignments requiring the Agent’s consent (not to be unreasonably withheld or delayed), the withholding of such consent for assignments to Borrower, its affiliates or a holder of subordinated debt issued by Borrower or its affiliates shall not be deemed to be unreasonable.

GOVERNING LAW:	New York.

EXHIBIT C

FORM OF SOLVENCY CERTIFICATE

SOLVENCY CERTIFICATE

[Date]

This Solvency Certificate (this “Certificate”) is being delivered pursuant to Section [    ] of the [First Lien Revolving Credit Agreement] (the “Credit Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

The undersigned hereby certifies, solely in such undersigned’s capacity as [chief financial officer] [specify other officer with equivalent duties] of Borrower, and not individually, as follows:

I am familiar with the finances, properties, businesses and assets of Holdings and its Subsidiaries. I have reviewed the Credit Agreement and such other documentation and information and have made such investigation and inquiries, including, but not limited to, consultation with other officers of Holdings and Borrower responsible for financial and accounting functions concerning contingent liabilities, as I have deemed necessary and prudent to enable me to express an informed opinion as to the matters referred to herein. After giving effect to the consummation of the Transaction, including the making of the Loans under the Credit Agreement on the date hereof, and after giving effect to the application of the proceeds of such Loans:

a.	The fair value of the assets of each of Borrower and Holdings and its Subsidiaries, on a consolidated basis, at fair valuation, exceeds their respective debts and liabilities, subordinated, contingent, unliquidated, or otherwise;

b.	The present fair saleable value of the property of each of Borrower and Holdings and its Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the total amount, on a consolidated basis, of their respective debts and other liabilities, subordinated, contingent, unliquidated, or otherwise;

c.	Each of Borrower and Holdings and its Subsidiaries, on a consolidated basis, are able to pay their respective debts and liabilities, subordinated, contingent or otherwise, on a consolidated basis, as such liabilities become absolute and matured; and

d.	Each of Borrower and Holdings and its Subsidiaries, on a consolidated basis, do not have unreasonably small capital with which to conduct the respective businesses in which they are engaged as such business is now conducted and is proposed to be conducted following the date hereof.

For purposes of this Certificate, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate in such undersigned’s capacity as [chief financial officer] [specify other officer with equivalent duties] of Borrower, on behalf of Borrower, and not individually, as of the date first stated above.

[BORROWER]

By:
Name:
Title: